SEALSQ and Trusted Semiconductor Solutions

Partner to Develop “Made in US” Post-Quantum Secure Solutions

for US Government and Defense Agencies

Geneva, Switzerland; Brooklyn Park, Minnesota, USA - October 9, 2025 – SEALSQ Corp (NASDAQ: LAES), a global leader in semiconductors and Post-Quantum Cryptography (PQC) solutions, and Trusted Semiconductor Solutions (TSS), a Category 1A Trusted-accredited company with the highest level of trust and security requirements for handling classified and mission-critical microelectronics used in defense and national security systems, today announced a strategic partnership to co-develop “Made in US” Post-Quantum Cryptography (PQC)-enabled secure semiconductor solutions, reaching the highest levels of hardware certification tailored for US defense and government agencies.

Advancing Quantum-Resistant Sovereign Security

Leveraging TSS’s established relationships and trusted position within the US defense ecosystem, the collaboration strengthens SEALSQ’s US footprint and aims to accelerate access to sensitive national-security markets. TSS is ideally positioned to serve as an important customer interface to US Agencies, ensuring compliance with Department of Defense (DoD) and federal requirements while benefiting from SEALSQ’s latest quantum resistant silicon developments, custom chip and IP design capabilities, advanced hardware certifications, and secure-chip personalization know-how.

Joint Roadmap Toward Quantum Security

The partnership defines a three-phase roadmap:

•	Short-Term: PQC-enabled solution combining SEALSQ’s QS7001 secure element with TSS’s trusted semiconductor platforms.

•	Mid-Term: Co-development of “Made in US” PQC-embedded ICs targeting FIPS 140-3, Common Criteria, and Agency certifications.

•	Long-Term: Development of next-generation secure architectures, including Chiplet-based Hardware Security Modules (CHSMs) tightly coupled with advanced embedded secure elements or secure enclaves featuring pre-certified IP.

Carlos Moreira, CEO of SEALSQ, said: “This partnership marks a pivotal step in SEALSQ’s US strategy. TSS is an ideal Trusted-accredited partner already addressing US defense and government agencies to work with and combine our leadership in post-quantum security with America’s trusted semiconductor ecosystem to build the foundation for sovereign, quantum-resistant digital infrastructure.”

Allan T. Hurst, President and CEO of Trusted Semiconductor Solutions, added: “SEALSQ is truly unique — not only in its post-quantum technology but also in its business model and security vision. Its ability to combine catalog secure products, advanced IP, and custom IC design capabilities sets it apart in the semiconductor industry. By integrating SEALSQ’s PQC innovation into our defense-grade solutions, we could deliver unmatched trust and resilience to our Agency partners and ensure that critical US systems remain secure in the quantum era.”

Formalized at Quantum + AI Conference in New York

The partnership will be formalized during the Quantum + AI Conference (October 19–21, 2025) in New York City, where SEALSQ is Diamond Sponsor. This collaboration reinforces SEALSQ’s “Quantum Corridor” initiative, linking its innovation hubs across Europe and the US, and underscores its mission to secure digital infrastructures in the post-quantum world.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About Trusted Semiconductor Solutions

Trusted Semiconductor Solutions is a Category 1A Trusted-accredited company with the highest level of trust and security requirements for handling classified and mission-critical microelectronics used in defense and national security systems. It is a high-reliability semiconductor design and product development company with deep expertise in radiation-hardened microelectronics. Its fabless business model enables solutions utilizing state-of-the-practice (SOTP) and state-of-the-art (SOTA) technology through strong foundry partnerships.

The company specializes in IC design, semiconductor IP development, chiplet products, and high-density package solutions. Trusted Semiconductor Solutions is recognized for its exceptional flexibility and its ability to serve as a single point of contact for customers’ product-development needs—offering design-to-delivery services with unparalleled program management, consulting, and customer support.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com